1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

October 19, 2022

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20002
Attn: Christopher R. Bellacicco, Esq.

Re:          Barings BDC, Inc.
Registration Statement on Form N-14
File Number: 333-267450

Ladies and Gentlemen:

On behalf of Barings BDC, Inc. (the “Company”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission received verbally from Christopher Bellacicco of the Staff on October 14, 2022 relating to the Company’s Registration Statement on Form N-14 dated September 15, 2022 (the “Registration Statement”). For your convenience, a transcription of the Staff’s comments is included in this letter in bold font, and each comment is followed by the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Pre-Effective Amendment No. 1 to the Registration Statement filed by the Company on the date hereof (“Pre-Effective Amendment No. 1”). All page number references herein refer to the page numbers in the Registration Statement unless indicated otherwise.

Prospectus Summary

1.	Comment:	On page 1, and throughout the Registration Statement, please include hyperlinks to any documents incorporated by reference into the Registration Statement where referenced.

	Response:	The Company has revised the disclosure accordingly in Pre-Effective Amendment No. 1.

2.	Comment:	The final paragraph on page 1, continuing onto page 2, includes disclosure that is duplicative of the disclosure found in the paragraph immediately preceding it. Please consider combining the two paragraphs to remove the duplicative disclosure.

	Response:	The Company has revised the disclosure in Pre-Effective Amendment No. 1.

October 19, 2022 Page 2

3.	Comment:	The Staff refers to the following disclosure found on page 4: “We also agreed to keep the Exchange Offer Registration Statement effective for not less than the minimum period required under applicable federal and state securities laws to consummate the exchange offer; provided, however, that in no event shall such period be less than 20 business days after the commencement of the exchange offer.” The Staff notes that on page 3, however, the Company discloses that the exchange offer will expire at 5:00 p.m, New York City time on a specified date. The Staff notes that Rule 13e-4(a)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), defines “business day” to “consist of the time period from 12:01 a.m. through 12:00 midnight Eastern Time” on the relevant day. In light of this discrepancy, please confirm supplementally that the Company’s exchange offer will be open for at least 20 full business days.

	Response:	The Company supplementally confirms that the exchange offer will be open for at least 20 full business days.

4.	Comment:	The Staff refers to the following disclosure found on page 8: “exchange of Restricted Notes for Exchange Notes in the exchange offer will not result in any gain or loss … for United States federal income tax purposes.” Please revise the referenced disclosure to state the exchange of Restricted Notes for Exchange Notes will not constitute a taxable event.

	Response:	The Company has revised the disclosure accordingly in Pre-Effective Amendment No. 1.

5.	Comment:	Please include a tax opinion that complies with Staff Legal Bulletin #19 indicating that the exchange of Restricted Notes for Exchange Notes will not constitute a taxable event.

	Response:	The Company has attached the requested opinion as an exhibit to the Pre-Effective Amendment No. 1.

Special Note Regarding Forward-Looking Statements

6.	Comment:	On page 16 in the section titled “Special Note Regarding Forward-Looking Statements,” please note that any forward-looking statements relating to the exchange offer included in the prospectus, including the documents incorporated by reference therein, and in any applicable prospectus supplement and free writing prospectus relating to the exchange offer, including the documents incorporated by reference therein each, are excluded from the safe-harbor protection under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act.

	Response:	The Company has revised the disclosure accordingly in Pre-Effective Amendment No. 1.

October 19, 2022 Page 3

Regulation of the Company

7.	Comment:	Please confirm that the cross-reference on page 41 to the relevant section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 is correct.

	Response:	The Company has revised the disclosure in Pre-Effective Amendment No. 1 to correct the cross-reference.

Senior Securities

8.	Comment:	On page 42, in the introductory paragraph to the Company’s senior securities table, please include a cross reference to the Company’s most recent Annual Report on Form 10-K wherein the referenced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” can be found.

	Response:	The Company has revised the disclosure accordingly in Pre-Effective Amendment No. 1.

October 19, 2022 Page 4

*      *      *

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

HSP

cc:          Jonathan Bock, Barings BDC, Inc.
Jonathan Landsberg, Barings BDC, Inc.
Elizabeth Murray, Barings BDC, Inc.